KPMG LLP

Two Manhattan West

375 9th Avenue, 17th Floor

New York, NY 10001

July 31, 2026

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for BNY Mellon Equity Income Fund (the “Fund”), a series of BNY Mellon Investment Funds III, and, under the date of July 23, 2025, we reported on the financial statements of the Fund as of and for the year ended May 31, 2025. On January 1, 2026 we were dismissed.

We have read the statements made by the Fund included under Item 8 of its Form N-CSR dated July 31, 2026, and we agree with such statements, except we are not in a position to agree or disagree with the statements in section (b) of Item 8 of Form N-CSR.

Very truly yours,

KPMG LLP, a Delaware limited liability partnership, and its subsidiaries are part of the KPMG global organization of independent member firms affiliated with KPMG

International Limited, a private English company limited by guarantee.